THE CHUBB CORPORATION 15 Mountain View Road, P.O. Box 1615, Warren, New Jersey 07061-1615

August 12, 2009
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re:	The Chubb Corporation
Form 10-K For the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
File No. 001-08661 (2008 Form 10-K)
Dear Mr. Rosenberg:
     In response to your letter of July 1, 2009, the following supplemental information is provided. Our responses are by topic in the sequence such topics are addressed in your letter. For convenience in reviewing the responses, each comment is reprinted prior to the response.
Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations
Invested Assets, page 60
1.	Item 303 of Regulation S-K requires you to discuss, in your Management’s Discussion and Analysis, any known trends or any known demands, commitments, events or uncertainties you reasonably expect to have a material favorable or unfavorable impact on your results of operations, liquidity, and capital resources. Statement of Financial Accounting Standards No. 157, Fair Value Measurements, defines fair value, provides a framework for you to measure the fair value of your assets and liabilities, and requires you to provide certain disclosures about those measurements. Please expand your disclosure on your invested assets to include the following:
a)	A general description of the valuation techniques or models you used with regard to your material assets or liabilities. Consider describing any material changes you made during the reporting period to those techniques or models, why you made them, and, to the extent possible, the quantitative effect of those changes.

b)	To the extent material, a discussion of the extent to which, and how, you used or considered relevant market indices in applying the techniques or models you used to value your material assets or liabilities. Consider describing any material adjustments you made during the reporting period to the fair value of your assets or liabilities based on market indices and your reasons for making those adjustments.

c)	A discussion of how you validate the techniques or models you use. For example, you may wish to discuss whether and how often you calibrate the technique or models to market, back—test, or otherwise validate it.

d)	A discussion of how sensitive the fair value estimates for your material assets or liabilities are to the significant inputs the technique or model uses. For example, consider providing a range of values around the fair value amount you arrived at to provide a sense of how the fair value estimate could potentially change as the significant inputs vary. To the extent you provide a range, discuss why you believe the range is appropriate, identifying the key drivers of variability, and discussing how you developed the inputs you used in determining the range.

e)	Which financial instruments are affected by the lack of market liquidity (i.e. inactivity), how the lack of liquidity impacted the valuation technique you used, and how you factored illiquidity into your fair value determination of those financial instruments. For example, to the extent you used a discounted cash flow approach to determine the fair value of a financial instrument such as auction rate securities, loans held for sale, or mortgage-backed securities consider discussing the specific change in the discount rate or any other analysis you performed to account for the lack of liquidity and discuss how and why you changed your assumptions from prior periods.
          We do not employ any proprietary models for determining the fair value of any material assets or liabilities.
          In response to your comment, in future Form 10-K filings, we will include in Management’s Discussion & Analysis (MD&A) the disclosure set forth in Attachment A. We believe that the proposed disclosure includes the information solicited by Comment 1a) through 1c). This disclosure includes (a) a general description of the valuation techniques we use with regard to our material assets and liabilities; (b) the extent and manner in which we use or consider relevant market indices to verify the fair values of our material assets and liabilities; and (c) a discussion of how we validate the valuation techniques and methodologies that we use.
          We included nearly identical disclosure, under the caption Fair Values of Financial Instruments, in MD&A of our recently filed Form 10-Q for the period ended June 30, 2009. In future Form 10-Q and Form 10-K filings, we will disclose in MD&A any significant adjustments we make during the reporting period to the valuation techniques we use.

          In response to Comment 1d), we note that the highly liquid nature of our invested assets mitigates the uncertainty in the fair value analysis of our investment portfolio. Therefore, we respectfully submit that providing a range around our fair value estimates would not be valuable to investors or otherwise provide them with a better understanding of our investment portfolio.
          With respect to Comment 1e), we note for the staff’s information that during the period covered by the 2008 Form 10-K and during the six months ended June 30, 2009, we did not hold financial instruments in our investment portfolio for which a lack of market liquidity impacted our determination of fair value. Disclosure to such effect is included in Attachment A. We, therefore, do not believe any additional disclosure is required.
2.	You state that you use brokers or pricing services to assist you in determining fair values. Please consider revising Management’s Discussion and Analysis to explain the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:
a)	The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;

b)	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

c)	Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

d)	Whether the broker quotes are binding or non-binding; and

e)	The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

          In response to Comment 2, in future Form 10-K filings, we will include in MD&A the disclosure set forth in Attachment A. The proposed disclosure indicates the nature and amount of assets and liabilities we value using prices received from a pricing service. These are classified as Level 2 in the fair value hierarchy. We value relatively few of our invested assets based on broker quotes. Such assets are generally classified as Level 3 in the hierarchy. Level 3 assets in total represent only 1% of our invested assets.
          We generally obtain price information from only one source for each security. While we do engage a few pricing services, each pricing service supports the determination of fair values of only a specific portion of our fixed maturity portfolio. The proposed disclosure also describes how we analyze pricing information and resolve discrepancies with the relevant pricing service or broker. The prices we obtain from a pricing service and brokers generally are nonbinding, but are reflective of current market transactions in the applicable financial instruments. The disclosure describes the related procedures we perform to ensure that our fair value determination is consistent with SFAS No. 157, Fair Value Measurements, and that we properly classify our invested assets in the fair value hierarchy.
Item 7A. Quantitative and Qualitative Disclosures About Market Risk
Investment Portfolio, page 61
3.	Please expand your disclosures to add a table which quantifies the estimated effects on your results of operations of reasonably likely changes in interest rates on your assets and liabilities that are subject to interest rate risk.
          As you are aware, Item 7A, Quantitative and Qualitative Disclosures About Market Risk, permits us to select one of three disclosure alternatives to satisfy the Item’s requirements. We have selected the first of three disclosure alternatives (Regulation S-K Item 305(a)(1)(i)) and, accordingly, provide a tabular presentation of our expected cash flows related to interest rate risk sensitive instruments. Please see the tables on pages 62 and 64 of the 2008 Form 10-K which disclose the principal amounts and weighted average effective interest rates for our interest rate risk sensitive assets and liabilities, specifically our fixed maturities and debt, respectively. As of December 31, 2008, we held an insignificant amount of variable rate fixed maturities and had no instruments entered into for trading purposes. We had no variable rate debt outstanding. Since our investment portfolio and debt do not include complex instruments, we believe the expected cash flow information provides appropriate data to enable the users of our financial statements to make an overall quantitative risk assessment. We, therefore, respectfully submit that inclusion of a sensitivity analysis based upon hypothetical changes in interest rates would not necessarily provide investors with a better understanding of our exposure to changes in interest rates.

     We appreciate the Staff’s efforts to assist us in complying with applicable disclosure requirements and enhancing the overall disclosure in our Form 10-K. We acknowledge that: we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding any of the foregoing, please feel free to contact me at (908) 903-2281.

Sincerely,

John J. Kennedy
Senior Vice President and
Chief Accounting Officer

cc:	James Peklenk, Staff Accountant Mary Mast, Senior Accountant

A-1

Attachment A
Fair Values of Financial Instruments
          Fair values of financial instruments are determined using valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Fair values are generally measured using quoted prices in active markets for identical assets or liabilities or other inputs, such as quoted prices for similar assets or liabilities that are observable, either directly or indirectly. In those instances where observable inputs are not available, fair values are measured using unobservable inputs for the asset or liability. Unobservable inputs reflect our own assumptions about the assumptions that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. Fair value estimates derived from unobservable inputs are affected by the assumptions used, including the discount rates and the estimated amounts and timing of future cash flows. The derived fair value estimates cannot be substantiated by comparison to independent markets and are not necessarily indicative of the amounts that would be realized in a current market exchange.
          The fair value hierarchy prioritizes the inputs to valuation techniques used to measure the fair values of our fixed maturities and equity securities into three broad levels as follows:
Level 1 — Unadjusted quoted prices in active markets for identical assets.
Level 2 — Other inputs that are observable for the asset, either directly or indirectly.
Level 3 — Inputs that are unobservable.
          The methods and assumptions used to estimate the fair values of financial instruments are as follows:
          Fair values for fixed maturities are determined by management, utilizing prices obtained from an independent, nationally recognized pricing service or, in the case of securities for which prices are not provided by a pricing service, from independent brokers. For fixed maturities that have quoted prices in active markets, market quotations are provided. For fixed maturities that do not trade on a daily basis, the pricing services and brokers provide fair value estimates using a variety of inputs including, but not limited to, benchmark yields, reported trades, broker/dealer quotes, issuer spreads, bids, offers, reference data, prepayment spreads and measures of volatility. Management reviews on an ongoing basis the reasonableness of the methodologies used by the relevant pricing services and brokers. In addition, management, using the prices received for the securities from the pricing services and brokers, determines the aggregate portfolio price performance and reviews it against applicable indices. If management believes that significant discrepancies exist, it will discuss these with the relevant pricing service or broker to resolve the discrepancies.

A-2

          Fair values of equity securities are based on quoted market prices.
          The carrying value of short term investments approximates fair value due to the short maturities of these investments.
          Fair values of long term debt issued by Chubb are determined by management, utilizing prices obtained from an independent, nationally recognized pricing service. Such prices are subject to management review similar to the review of prices received related to our fixed maturities.
          We use a pricing service to estimate fair value measurements for approximately 99% of our fixed maturities. These securities are classified as Level 2 in the fair value hierarchy. The prices we obtain from a pricing service and brokers generally are non-binding, but are reflective of current market transactions in the applicable financial instruments. At [date,] we did not hold financial instruments in our investment portfolio for which a lack of market liquidity impacted our determination of fair value.